

September 14, 2009

Via U.S. Mail and Facsimile

Mr. Dale Long
  Chief Executive Officer
EVCARCO, INC.
7703 Sand Street
Fort Worth, Texas 76118

> **Re: EVCarco, Inc.**
> **Item 4.02 Form 8-K**
> **Filed September 8, 2009**
> **File No. 333-158293**

Dear Mr. Long:

We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.02 disclosures of the Form 8-K and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. The amendment to the Item 4.02 Form 8-K should be filed immediately.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1. Please amend the Item 4.02 disclosures in their entirety to specifically disclose in a new paragraph that, if true, on September 1, 2009 your authorized officers *concluded* that the financial statements for the fiscal year ended December 31, 2008 and the quarter ended March 31, 2009 included in your Registration Statement on Form S-1, *and as amended, should no longer be relied upon and will be restated accordingly*.

2. In addition, please consider revising your table to reflect a columnar presentation for the year ended December 31, 2008 and the quarter ended March 31, 2009 that discloses the "original," the "adjustment," and the "As restated" amounts for each of your various accounts impacted.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

Beverly A. Singleton
Staff Accountant